Filed by PrivateBancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Private Bancorp, Inc.
Commission File No.: 001-34066
Date: June 29, 2016

All-Team Announcement
From: Larry D. Richman

Today we begin an important new chapter in The PrivateBank story. This morning, we announced a strategic transaction that, when finalized, will give us a stronger and deeper foundation from which we will continue to build and grow our company. PrivateBancorp has agreed to an acquisition by CIBC, a $354 billion, Toronto-based bank that shares our client-first focus and a commitment to relationship banking.

This transaction gives us the ability to continue to execute and build on the strategy that has served us so well for the last 8-1/2 years, while at the same time providing expanded opportunities for our future growth – for our Company and for all of you. Same team. Greater capabilities. Stronger foundation.

Let me tell you a little bit about CIBC. It is one of the top five Canadian banks with a market capitalization over $30 billion. Through its three main business units – Retail and Business Banking, Wealth Management and Capital Markets – CIBC provides a full suite of financial products and services primarily in Canada but also around the world. CIBC is delivering strong organic growth in its home market thanks to its organization-wide focus on the client, and its commitment to building a strong, innovative, relationship oriented bank.

CIBC’s U.S. operations are strong, but represent a small part of its business today – they include its Atlantic Trust ultra-high net worth unit, and a New York-based sales, trading, commercial and corporate banking team.

Strategically, CIBC has been looking for a U.S. platform from which to grow – and they found the right fit in The PrivateBank. Our businesses, particularly in commercial banking and wealth management, and our commitment to building deep and lasting relationships are very aligned with CIBC’s vision.

I met CIBC’s CEO, Victor Dodig, several years ago and, as we learned more about each other and our visions for our businesses, it became clear we shared a common passion for serving our clients, supporting our communities and creating opportunities for our teams.  As the leadership team and I considered various alternatives to move us toward our PVTB 2020 Vision, it became clear a transaction with CIBC was a win-win for both organizations.

We believe this is the best strategic opportunity to achieve shareholder value, create profitable and responsible client relationship development, support our communities and, importantly, give our team the ability to continue to build and grow together.

It is important for you to know that I and The PrivateBank leadership team are very excited about this transaction, about the opportunities it presents and we are committed to continuing our success together. I will report directly to Victor and will be a member of his executive team. Our existing leadership team remains in place and will continue to be empowered to run the business as we do today. The Atlantic Trust and New York lending operations will report to me upon closing. We are thrilled to add these broader capabilities and work with these teams to grow the U.S.-based operations.

I recognize this news will come as a surprise and you will have many questions. We will do our best to answer those in the attached FAQ document. We’ll also hold a video town hall at 3:30 p.m. CT today. As you consider this announcement, there are three things I would like you to keep in mind:

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I and our Board wouldn’t be doing this if we didn’t see this as a tremendous opportunity for us to continue to build and grow our Company while at the same time doing what’s best for our shareholders. We will have improved access to capital, liquidity and product solutions – not to mention expanded career opportunities for our team members.

•
CIBC was attracted to us because of the important banking franchise we have built and Victor is committed to the continued profitable growth of our business by creating greater opportunities for our clients, our team members and our communities.

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CIBC anticipates completing the transaction during the first quarter of 2017. In the meantime, it remains business as usual and we all should keep doing everything we do today to ensure our success -- execute our strategy, deliver for our clients and live our values.

As we close one chapter and embark on another, I want to reflect on what we’ve accomplished together. When we launched our transformation strategy in late 2007, The PrivateBank was a $4.5 billion institution with a market capitalization under $1 billion. In the last eight-plus years, we have turned around, transformed and built our company as a team. Today we have an institution of nearly $18 billion in assets with a market cap close to $4 billion, based on the valuation of this transaction. Our recognized and differentiated banking strategy delivered by our experienced and caring team, serving and building client growth, has propelled us to one of the top 50 commercial banks in the United States. As we look ahead, I am excited to continue to work together, as a team, to write this next chapter. I am eager to work with Victor as we explore the possibilities that exist when we officially bring our two relationship-based, client-focused organizations together.

I am proud of what we’ve built and who we have become. I deeply value this team and I am excited about our future together. Thank you for all you have done and, as importantly, for all you will continue to do as we write our next chapter, building the best bank for our clients and our communities.

 I am glad you will be part of our story.

/s/ Larry

CIBC assets as of 10/31/15. Market cap as of 6/28/16.

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Important Additional Information and Where to Find It
In connection with the proposed transaction, CIBC will file with the SEC a Registration Statement on Form F-4 that will include a Proxy Statement of PrivateBancorp and a Prospectus of CIBC, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving CIBC and PrivateBancorp will be submitted to PrivateBancorp's stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  STOCKHOLDERS OF PRIVATEBANCORP ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about CIBC and PrivateBancorp, without charge, at the SEC's website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to CIBC, Commerce Court, Toronto, Ontario, Canada M5L 1A2, Attention: Investor Relations, 416 304-8726; or to PrivateBancorp, Investor Relations, 120 S. LaSalle St., Chicago, IL 60603, 312 564-2000

Participants in the Solicitation

CIBC, PrivateBancorp, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CIBC's directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2015, which was filed with the SEC on December 3, 2015, and its management proxy circular and notice of annual and special meeting of shareholders for its 2016 annual and special meeting of shareholders, which was furnished to the SEC under cover of a Form 6-K filed with the SEC on March 2, 2016. Information regarding PrivateBancorp's directors and executive officers is available in PrivateBancorp's proxy statement for its 2016 annual meeting filed on Schedule 14A, which was filed with SEC on April 8, 2016. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

Forward Looking Statements

Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws, including the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation.  Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate", "forecast", "target", "objective" and other similar expressions or future or conditional verbs such as "will", "should", "would" and "could". By their nature, these statements require us to make assumptions, including the economic assumptions set out in the reports of PrivateBancorp and CIBC filed with the U.S. Securities and Exchange Commission (the "SEC"), and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision's global standards for capital and liquidity reform and those relating to the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations, including as a result of market and oil price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we and CIBC have operations; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the reports filed by PrivateBancorp and CIBC with the SEC. Any forward-looking statements contained in this communication represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this communication or in other communications except as required by law.